Ex. 99.28(d)(30)(x)

Amendment

to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Goldman Sachs Asset Management, L.P.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Goldman Sachs Asset Management, L.P., a limited partnership organized under the laws of the state of Delaware and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 1st day of December, 2012, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (the “Funds”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust approved FIAM LLC to replace the Sub-Adviser to provide sub-investment advisory services to the JNL/Goldman Sachs Core Plus Bond Fund, effective June 24, 2019.

Whereas, the Parties have agreed to amend the Agreement to remove the JNL/Goldman Sachs Core Plus Bond Fund and its sub-advisory fee, effective June 24, 2019.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated June 24, 2019, attached hereto.

2)	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated June 24, 2019, attached hereto.

3)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

4)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

5)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective as of June 24, 2019.

Jackson National Asset Management, LLC		Goldman Sachs Asset Management, L.P.

By:	/s/ Mark D. Nerud	By:	/s/ Jason Hudes
Name:	Mark D. Nerud	Name:	Jason Hudes
Title:	President and CEO	Title:	Managing Director

Schedule A

Dated June 24, 2019

Funds
JNL/Goldman Sachs Emerging Markets Debt Fund

A-1

Schedule B

Dated June 24, 2019

(Compensation)

JNL/Goldman Sachs Emerging Markets Debt Fund
Average Daily Net Assets	Annual Rate
$0 to $400 Million	.450%
Amounts over $400 Million	.350%

B-1